[LETTERHEAD OF CLIFFORD CHANCE US LLP]

September 30, 2009

VIA EDGAR AND BY HAND

Mr. Thomas Kluck
Mr. Duc Dang
Division of Corporation Finance
Mail Stop 3010
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549

Re:	NRDC Acquisition Corp.
Amendment No. 1 to Proxy Statement on Schedule 14A
File No. 001-33749
Filed September 14, 2009

Dear Mr. Kluck:

On behalf of our client, NRDC Acquisition Corp. Inc., a Delaware corporation (the “Company”), we are transmitting for the supplemental review of further responses to comments 1, 4, 5, 15 and 21 of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Richard A. Baker, the Company's chief executive officer, dated September 25, 2009.

Supplemental Response to Comment 1

Please provide an analysis explaining why you believe the proposed changes to the company’s charter and securities, i.e., warrants and stock, are not so significant that they constitute the issuance of new securities, which would be issued to current holders. Please explain why you believe Section 5 of the Securities Act of 1933 does not apply to what appears to be an offer and sale of such securities, and, if you are relying on an exemption, please identify the exemption and explain the basis for your reliance. Please see Securities Act Rule 145.

The Company has amended the fee letter with Morrow & Co., LLC's to provide that Morrow & Co., LLC will receive a fixed fee of $37,500, plus reasonable out of pocket disbursements and expenses, estimated to be $7,500.

Supplemental Response to Comment 4

We note your response to comment 11. Please note that the reference to “blank check company” in our original comment refers to your self-description in your IPO prospectus. As previously stated, we note that you are proposing charter amendments to remove your “blank check” provisions, change the terms of your outstanding warrants, and impose ownership restrictions typically related to entities that qualify as REITs under the tax code. Also, we note that you are seeking to increase the number of shares authorized as part of the secondary charter proposals. Further, we note that if the proposals are rejected by shareholders, you would have to liquidate and dissolve, which does appear to fall within a type of transaction contemplated by Item 14 of Schedule 14A. Please tell us how your disclosure complies with Items 11, 12, 13 and/or 14 of Schedule 14A or why the proposals here, including the charter modifications, are not those contemplated by those Items.

We have listed below each item required by Items 11 and 12 of Schedule 14A and the page numbers in the proxy statement where we provide disclosure in compliance with such items.

We do not believe that any of the proposals set forth in the proxy statement constitutes an event that would require the disclosure required by Item 14 of Schedule 14A. As discussed with the Staff, in response to Item 13 of Schedule 14A, the proxy statement will include pro forma financial statements, which are attached hereto as Exhibit A.

Item	Title	Required Disclosure / Location of Disclosure
No.
11.	Authorization or Issuance of Securities Otherwise Than For Exchange	11(a)
Required Disclosure: State the title and amount of securities to be authorized or issued.

Location of Disclosure: Please see page 115, under the section entitled "The Secondary Charter Proposals—Sixth Sub-Proposal—Proposal to Increase the Number of Shares Authorized—Reasons for the Sixth Sub-Proposal; Effect".

11(b)
Required Disclosure: Furnish the information required by Item 202 of Regulation S-K. If the terms of the securities cannot be stated or estimated with respect to any or all of the securities to be authorized, because no offering thereof is contemplated in the proximate future, and if no further authorization by security holders for the issuance thereof is to be obtained, it should be stated that the terms of the securities to be authorized, including dividend or interest rates, conversion prices, voting rights, redemption prices, maturity dates, and similar matters will be determined by the board of directors. If the securities are additional shares ofcommon stock of a class outstanding, the description may be omittedexcept for a statement of the preemptive rights, if any. Where the statutory provisions with respect to preemptive rights are so indefinite or complex that they cannot be stated in summarized form, it will suffice to make a statement in the form of an opinion of counsel as to the existence and extent of such rights.

Location of Disclosure: We have not disclosed any information related to Item 11(b) with respect to the authorization of common stock. See the bolded sentence above.

Item	Title	Required Disclosure / Location of Disclosure
No.

With respect to the authorization of preferred stock, please see page 115, under the section "The Secondary Charter Proposals—Sixth Sub-Proposal—Proposal to Increase the Number of Shares Authorized— Reasons for the Sixth Sub-Proposal; Effect".

11(c)
Required Disclosure: Describe the transaction in which securities are to be issued, including:
• nature and approximate amount of consideration received or to be received by registrant; and

• approximate amount devoted to each purpose for which net proceeds have been or are to be used.

Location of Disclosure: This sub-item is not applicable because we are not proposing to issue any securities.

11(d)
Required Disclosure: If securities are to be issued otherwise than in general public offering for cash, state reasons for proposed issuance and general effect upon rights of existing security holders.

Location of Disclosure: This sub-item is not applicable because we are not proposing to issue any securities.

11(e)
Required Disclosure: Furnish information required by Item 13(a) of Schedule 14A.

Location of Disclosure: As discussed with the Staff, in response to Item 13(a) of Schedule 14A, the proxy statement will include pro forma financial statements, which are attached hereto as Exhibit A.

12.	Modification or Exchange of Securities	12(a)
Required Disclosure: The title and amount of the outstanding securities to be modified or exchanged.

Location of Disclosure: With respect to common stock, please see page 17 under the question "Who can vote at the special meeting of stockholders?" and page 115 in the section entitled "The Secondary Charter Proposals—Sixth Sub-Proposal—Proposal to Increase the Number of Shares Authorized—Reasons for the Sixth Sub-Proposals; Effect."

With respect to warrants, please see page 17 under the question "Who can vote at the special meeting of warrantholders?" and page 128 in the second

Item	Title	Required Disclosure / Location of Disclosure
No.
paragraph of section entitled "The Warrant Amendment Proposals—General."
12(b)
Required Disclosure: Item 202(a)(1) of Regulation S-K, Capital stock. Describe the material differences of the terms of the securities including:

(i) dividend rights; (ii) terms of conversion; (iii) sinking fund provisions; (iv) redemption provisions; (v) voting rights, including any provisions specifying the vote required by security holders to take action; (vi) anyclassification of the Board of Directors, and the impact of suchclassification where cumulative voting is permitted or required; (vii) liquidation rights; (viii) preemption rights; and (ix) liability to further calls or to assessment by the registrant and for liabilities of the registrant imposed on its stockholders under state statutes (e.g., to laborers, servants or employees of the registrant), unless such disclosure would be immaterial because the financial resources of the registrant or other factors make it improbable that liability under such state statues would be imposed; (x)any restriction on alienability of the securities to be registered; and (xi)any provision discriminating against any existing or prospective holderof such securities as a result of such security holder owning asubstantial amount of securities.

Location of Disclosure: We have omitted disclosure for Items 202(a)(1)(i)- (iii), (v) and (vii)-(ix) because the proposed amendments to the Company’s charter do not involve any of the enumerated changes.

With respect to the Company’s common stock, in response to Item 202(a)(1)(iv), please see the fifth bullet point on page 2, the last risk factor on page 32 titled "Our proposed charter amendments provide that we may required stockholders to redeem…" and the section on page 113 entitled"The Secondary Charter Proposals—Fifth Sub-Proposal—Proposal to Add Provisions Relating to Transfer to Trust or Redemption for Violations of REIT Ownership Limitations—Reasons for the Fifth Sub-Proposal; Effect."

With respect to the Company’s common stock, in response to Item 202(a)(1)(vi), please see the seventh bullet point on page 2, and the section on page 116 entitled "The Secondary Charter Proposals—Seventh Sub-Proposal—Proposal to De-Classify Our Board of Directors—Reasons for the Seventh Sub-Proposal; Effect."

With respect to the Company’s common stock, in response to Item 202(a)(1)(x), please see the third bullet point on page 2, and the section on page 106 entitled "The Secondary Charter Proposals—Third Sub-

Item	Title	Required Disclosure / Location of Disclosure
No.
Proposal—Proposal to Add Provisions Relating to REIT Stock Ownership Limitations and Transfer Restrictions—Reasons for the Third Sub-Proposal; Effect" and the section on page 113 entitled "The Secondary Charter Proposals—Fifth Sub-Proposal—Proposal to Add Provisions Relating to Transfer to Trust or Redemption for Violations of REIT Ownership Limitations—Reasons for the Fifth Sub-Proposal; Effect."

With respect to the Company’s common stock, in response to Item 202(a)(1)(xi), please see the third bullet point on page 2, and the section on page 106 entitled "The Secondary Charter Proposals—Third Sub-Proposal—Proposal to Add Provisions Relating to REIT Stock Ownership Limitations and Transfer Restrictions—Reasons for the Third Sub-Proposal; Effect" and the section on page 113 entitled "The Secondary Charter Proposals—Fifth Sub-Proposal—Proposal to Add Provisions Relating to Transfer to Trust or Redemption for Violations of REIT Ownership Limitations—Reasons for the Fifth Sub-Proposal; Effect."

12(b)
Required Disclosure: Item 202(a)(5) Capital stock. Describe the material differences of the terms of the securities including any provision of the charter or by-laws that would have an effect of delaying, deferring or preventing a change in control.

Location of Disclosure: With respect to the Company’s common stock, please see the first full risk factor on page 31 titled "The authorized but unissued shares of preferred stock and the ownership limitations contained in our charter…"

12(b)
Required Disclosure: Item 202(c) Warrants and rights. Describe the material differences of the terms of the warrants including: (1) the amount of securities called for by such warrants or rights; (2) the period during which and the price at which the warrants or rights are exercisable; (3) the amount of warrants or rights outstanding; (4) provisions for changes to or adjustments in the exercise price; and (5) any other material terms of such rights or warrants.

Location of Disclosure: We have omitted disclosure for Items 202(c)(1), (3) and (4) because the changes to the Company’s warrants do not involve those terms.

With respect to the Company’s warrants, in response to Item 202(c)(2), please see the first and second bullet points on page 3, the first and second points under the penultimate bullet point on page 67 and the section on

Item	Title	Required Disclosure / Location of Disclosure
No.
page 128 entitled "The Warrant Amendment Proposals."

With respect to the Company’s warrants, in response to Item 202(c)(5), please see the third, fourth and fifth bullet points on page 3, the third, fourth and fifth points under the penultimate bullet point on page 67 and the section on page 128 entitled "The Warrant Amendment Proposals."

12(c)
Required Disclosure: State the reasons for the proposed modification or exchange and the general effect thereof upon the rights of existing security holders.

Location of Disclosure: With respect to common stock, please see
		•	page 104 in the section entitled "The Secondary Charter Proposals—First Sub-Proposal—Proposal to Eliminate Special Purpose Acquisition Corporation Provisions—Reasons for the First Sub-Proposal; Effect;"
		•	page 106 in the section entitled "The Secondary Charter Proposals—Second Sub-Proposal—Proposal to Change Our Name From “NRDC Acquisition Corp.” to “Retail Opportunity Investments Corp.”—Reasons for the Second Sub-Proposal; Effect;"
		•	pages 106 and 107 in the section entitled "The Secondary Charter Proposals—Third Sub-Proposal—Proposal to Add Provisions Relating to REIT Stock Ownership Limitations and Transfer Restrictions—Reasons for the Third Sub-Proposal; Effect;"
		•	page 111 in the section entitled "The Secondary Charter Proposals—Fourth Sub-Proposal—Proposal to Add Provisions to Allow Our Board of Directors to Make Exceptions to REIT Ownership Limitations and Transfer Restrictions—Reasons for the Fourth Sub-Proposal; Effect;"
		•	page 113 in the section entitled "The Secondary Charter Proposals—Fifth Sub-Proposal—Proposal to Add Provisions Relating to Transfer to Trust or Redemption for Violations of REIT Ownership Limitations—Reasons for the Fifth Sub-Proposal; Effect;"
		•	pages 115 and 116 in the section entitled "The Secondary Charter Proposals—Sixth Sub-Proposal—Proposal to Increase the Number of Shares Authorized—Reasons for the Sixth Sub-Proposal; Effect;"and
		•	page 116 in the section entitled "The Secondary Charter Proposals—Seventh Sub-Proposal—Proposal to De-Classify Our Board of Directors—Reasons for the Seventh Sub-Proposal; Effect."

Item	Title	Required Disclosure / Location of Disclosure
No.
With respect to the warrants, please see pages 128 and 129 in the section entitled "The Warrant Amendment Proposals—Reasons for the Warrant Amendment Proposals; Effects."

12(d)
Required Disclosure: Furnish a brief statement as to arrears in dividends or as to defaults in principal or interest in respect to the outstanding securities which are to be modified or exchanged and such other information as may be appropriate in the particular case to disclose adequately the nature and effect of the proposed action.

Location of Disclosure: This sub-item is not applicable because the Company’s common stock and warrants do not currently pay dividends and because the Company does not have debt outstanding.

12(e)
Required Disclosure: Outline briefly any other material features of the proposed modification or exchange. If the plan is proposed to be set forth in the a written document, file copies thereof with the Commission in accordance with Rule 14a-6.

Location of Disclosure: This sub-item is not applicable because the Company has already outlined the material features of the changes to the Company’s charter and the terms of the warrants in the disclosure responsive to Item 12(b).

12(f)
Required Disclosure: Furnish information required by Item 13(a) of Schedule 14A.

Location of Disclosure: As discussed with the Staff, in response to Item 13(a) of Schedule 14A, the proxy statement will include pro forma financial statements, which are attached hereto as Exhibit A.

Supplemental Response to Comment 5

We note your response to comment 13 that the company is not a blank check company. Please refer to your self description in your IPO prospectus. Please revise to briefly and prominently disclose here that the proposals are counter to your core guidelines, as disclosed in your IPO prospectus, and obligations to your stockholders in their investment in a blank check company.

We have revised the disclosure on page 1 of the proxy statement in the section "Summary—Background" to read as follows (the underlined text shows the changes):

" In the prospectus included in the registration statement for our IPO, we undertook to consummate an initial “Business Combination” in which we would acquire one or more assets or control of one or more operating businesses, through a merger, capital stock exchange, stock purchase, asset acquisition or other similar business combination having, collectively, a fair market value of at least 80% of the amount in our trust account (as determined in accordance with the requirements of our charter) at the time of the “Business Combination” by October 23, 2009 or liquidate. These requirements were set forth in our charter. In the proposed transactions set forth in the Framework Agreement, dated as of August 7, 2009 between us and NRDC Capital Management, we are not acquiring one or more assets or control of one or more operating businesses. Rather, the Framework Agreement, among other things, sets forth the steps to be taken by us to continue our business as a corporation that will elect to qualify to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2010. See the section entitled “The Framework Agreement.” In addition, we stated in our IPO prospectus that in connection with seeking stockholder approval of an initial business combination, we would furnish our stockholders with proxy materials that would include audited historical financial statements of the target business. Because we have not yet identified specific real properties for purchase, we are not including in this proxy statement audited financial statements relating to any of our target assets. Accordingly, the proposed transactions contemplated by the Framework Agreement do not satisfy the above requirements as originally contemplated by our IPO prospectus."

This language also appears on page 73 of the proxy statement in the first paragraph of the section entitled "The Initial Charter Proposal - Reasons for the Initial Charter Proposal; Effects."

Supplemental Response to Comment 15

We note your response to comment 22. Your response appears to imply that the blank check/SPAC guidelines, other than conversion and liquidation, were immaterial to the purpose of the disclosure in the IPO prospectus. It appears that the guidelines/obligations disclosed in your IPO prospectus ensured that your shareholders would be able to evaluate the financial condition based on audited financial information, as disclosed in your IPO prospectus, of the asset or operating company you were to acquire prior to making their voting decision. Your deviation has removed that opportunity. Please revise to explain your implication in this document when discussing the reasons for the initial charter proposals.

In response to this comment, the definitive proxy statement will contain the following new risk factor:

"The Framework Agreement Transactions do not involve the acquisition by us of one or more operating businesses or assets and we are not furnishing audited historical financial statements of any target assets or business which has the effect of increasing the uncertainty, and thus the risk, of owning shares of our common stock.

The Framework Agreement Transactions do not involve the acquisition by us of one or more operating businesses or assets through a merger, capital stock exchange, stock purchase, asset acquisition or other similar business combination. In addition, we stated in our IPO prospectus that in connection with seeking stockholder approval of an initial business combination, we would furnish our stockholders with proxy materials that would include audited historical financial statements of the target business. Because we have not yet identified specific real properties for purchase, we are not including in this proxy statement audited financial statements relating to any of our target assets. As a result, you will not be able to evaluate the financial condition of any assets or operating businesses based on audited financial information prior to making your voting decision on any of the proposals set forth in this proxy statement. In addition, we have not yet identified any specific real estate investments for our proposed business following the completion of the Framework Transactions and, therefore, you will be unable to evaluate the allocation of the funds in our trust account or the economic merits of our investments prior to making a voting decision on any of the proposals set forth in this proxy statement. In addition, we may use the funds from our trust account to make investments with which you may not agree. These factors will increase the uncertainty, and thus the risk, of owning shares of our common stock. The failure of our management to apply the funds in our trust account to find suitable investments in a timely manner or on acceptable terms could result in returns that are substantially below expectations or result in losses, which could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders."

Supplemental Response to Comment 21

We note your response to comment 46 and reissue the comment. Please revise to clarify when you began exploring options to deviate from the guidelines/ obligations disclosed in your charter by reviewing options that did not relate to operating companies. Alternatively, explain why the guidelines, which ensured your shareholders with an ability to review the audited financial statements of an operating company, were not material to the overall disclosure of your prospectus.

In the definitive proxy statement, the first sentence of the second full paragraph on page 79 will be deleted and replaced with the following: " In January 2009, we began to investigate the concept of becoming a bank, REIT or mortgage REIT by ourselves in a transaction that would not comply with the definition of "Business Combination" set forth in our charter and described in our IPO prospectus, because as asset prices in these sectors continued to decline, research evidenced that a new company without the encumbrance of legacy assets could be more attractive to the market."

*    *    *    *    *    *   *

In light of our anticipated mailing date, we remain available throughout the day for further discussions with the Staff to resolve any remaining comments are soon as possible.

Very truly yours,

/s/ Jay L. Bernstein
Jay L. Bernstein

Enclosures

cc: NRDC Acquisition Corp. Richard A. Baker

Exhibit A

DRAFT PRO FORMA FINANCIAL STATEMENTS

UNAUDITED CONDENSED PRO FORMA FINANCIAL INFORMATION OF
NRDC ACQUISITION AFTER GIVING EFFECT TO THE FRAMEWORK TRANSACTIONS

We are providing the following unaudited pro forma condensed financial information of NRDC Acquisition after giving effect to the Framework Transactions to aid you in your analysis of the financial aspects of the Framework Transactions.

The following unaudited pro forma condensed statement of operations for the six months ended June 30, 2009, statement of operations for the year ended December 31, 2008 and balance sheet at June 30, 2009 are based on the historical financial statements of NRDC Acquisition.

The unaudited pro forma condensed statements of operations for the six months ended June 30, 2009 and the year ended December 31, 2008 give pro forma effect to the Framework Transactions as if the closing of the Framework Transactions had occurred on January 1, 2008. The unaudited pro forma condensed combined balance sheet at June 30, 2009 assumes that the closing of the Framework Transactions occurred on June 30, 2009.

The unaudited pro forma condensed statement of operations for the six months ended June 30, 2009 was derived from NRDC Acquisition’s unaudited condensed financial statements for the six months ended June 30, 2009, and the unaudited pro forma condensed statement of operations after giving effect to the Framework Transactions for the year ended December 31, 2008 was derived from NRDC Acquisition’s audited financial statements for the year ended December 31, 2008. The unaudited pro forma condensed balance sheet at June 30, 2009 was derived from NRDC Acquisition’s unaudited condensed financial statements at June 30, 2009.

Our obligation to consummate the Framework Transactions is contingent on the following conditions, among others: (i) (a) the affirmative vote of a majority of the outstanding shares of our common stock entitled to vote at a stockholders meeting approving the Initial Charter Proposal, (b) the affirmative vote of a majority of the outstanding IPO Shares voted at the stockholders meeting approving the Framework Transactions Sub-Proposal 1 and (c) at the stockholders meeting, the affirmative vote of a majority of the outstanding shares of our common stock entitled to vote, and the affirmative vote of a majority of the outstanding IPO shares, approving the Framework Transactions Sub-Proposal 2, (ii) the holders of fewer than 30% of the IPO Shares voting against the Framework Transactions Sub-Proposal 1 and exercising their conversion rights, (iii) a majority of the holders of our warrants approving the Warrant Amendment Proposals, (iv) the trust account containing at least $100 million (after payment to stockholders that exercise conversion rights and payment to stockholders from whom we purchase IPO Shares) and (v) the amendment of our charter to provide for the initial charter amendment pursuant to the Initial Charter Proposal having been filed with the Secretary of State of Delaware and being in full force and effect.

•

Assuming Maximum Transaction Size: This presentation assumes that no stockholders exercise conversion rights with respect to their shares of our common stock into a pro rata portion of the trust account and that all of the funds held in the trust account are available after closing for the payment of transaction costs and for operating purposes and is based upon the August 31, 2009 trust account net balance.

•

Assuming Minimum Transaction Size of $100 Million: This presentation assumes that, pursuant to the Framework Transactions Sub-Proposal 1, 30,974,992 IPO shares were either converted into their pro rata shares of the funds in our trust account or purchased pursuant to forward purchase contracts we entered into with the holders thereof and our trust account contains no less than $100 million at the closing (after payment to stockholders that exercise conversion rights and payment to stockholders from whom we purchase IPO Shares).

The unaudited pro forma condensed financial statements after giving effect to the Framework Transactions are provided for informational purposes only and are subject to a number of uncertainties and assumptions and do not purport to represent what NRDC Acquisition’s actual performance or financial position would have been had the transaction occurred on the dates indicated and does not purport to indicate the financial position or results of operations as of any future date or for any future period. Please refer to the following information in conjunction with the accompanying notes to these pro forma financial statements and the accompanying notes. Please note that the unaudited pro forma condensed financial statements after giving effect to the Framework Transactions also do not reflect the payment of the Special Distribution described in the proxy statement.

NRDC Acquisition Corp.
Unaudited Pro forma Condensed Statement of Operations
After Giving Effect to the Framework Transactions
For the Year Ended December 31, 2008

	For the year ended December 31, 2008	Pro Forma Adjustments (assuming maximum transaction size)		Pro Forma (assuming maximum transaction size)	Additional Pro Forma Adjustments (assuming minimum transactions size of $100 million)		Pro Forma (assuming minimum transactions size of $100 million)
Revenue	$—	$—		$—	$—		$—
General and administrative expenses	1,566,294	4,580,000	A	12,296,294	(1,150,000	) J	10,746,294
		2,000,000	B
		2,700,000	G		(400,000	) I
		1,450,000	C

Loss from operations	(1,566,294)	(10,730,000)		(12,296,294)	(1,550,000)		(10,746,294)
Interest income	5,563,075	960,648	H	6,523,723	(960,648	) H	5,563,075

(Loss) income before benefit from (provision for) income taxes	3,996,781	(9,679,352)		(5,772,571)	(2,510,648)		(5,183,219)
Benefit from (provision for) income taxes	1,358,906	(1,358,906	) E	—	—		—

Net (loss) income for period	2,637,875	(8,410,446)		(5,772,571)	(2,510,648)		(5,183,219)

Weighted average number of common shares outstanding. Excluding shares subject to possible conversions—basic and diluted	51,750,000	(10,150,000	) D	41,600,000	(30,974,992	) F	10,625,008

Basic and diluted net (loss) income per share attributable to other common stockholders	$0.05			$(0.14)			$(0.49)

NRDC Acquisition Corp.
Unaudited Pro forma Condensed Statement of Operations
After Giving Effect to the Framework Transactions
For the Six Months Ended June 30, 2009

	For the six months ended June 30, 2009	Pro Forma Adjustments (assuming maximum transaction size)		Pro Forma (assuming maximum transaction size)	Additional Pro Forma Adjustments (assuming minimum transactions size of $100 million)		Pro Forma (assuming minimum transactions size of $100 million)
Revenue	$—	$—		$—	$—		$—
General and administrative expenses	1,608,225	2,290,000	A	5,623,225	(575,000	) A	5,048,225
		1,000,000	B
		725,000	C

Loss from operations	(1,608,225)	(4,015,000)		(5,623,225)	575,000		(5,048,225)
Interest income	156,588	(3,580	) H	153,008	3,580	H	156,588

(Loss) income before benefit from (provision for) income taxes	(1,451,637)	(4,018,580)		(5,470,217)	578,580		(4,891,637)
Benefit from (provision for) income taxes	(493,172)	493,172	E	—	—		—

Net (loss) income for period	(958,465)	(4,511,752)		(5,470,217)	578,580		(4,891,637)

Weighted average number of common shares outstanding. Excluding shares subject to possible conversions—basic and diluted	51,750,000	(10,150,000	) D	41,600,000	(30,974,992	) F	10,625,008

Basic and diluted net (loss) income per share attributable to other common stockholders	$(0.02)			$(0.13)			$(0.46)

NRDC Acquisition Corp.
Unaudited Pro forma Condensed Balance Sheet
After Giving Effect to the Framework Transactions
At June 30, 2009

	June 30, 2009	Pro Forma Adjustments (assuming maximum transaction size)		Pro Forma (assuming maximum transaction size)	Additional Pro Forma Adjustments (assuming minimum transaction size of $100 million)		Pro Forma (assuming minimum transactions size of $100 million)
ASSETS
Current assets:
Cash and equivalents	$57,385	$395,680,668	1	$403,305,831	$(306,342,667)		$100,002,053
		14,490,000	2
		(4,222,222)	3		2,638,889	7
		(2,700,000)	4		400,000	8
Investments held in trust	395,680,668	(395,680,668)	1	—	—		—
Investments held in trust from underwriter	14,490,000	(14,490,000)	2	—	—		—
Income taxes receivable	366,254	—		366,254	—		366,254
Prepaid expenses	51,112	—		51,112	—		51,112
Deferred tax asset	1,120,299	—		1,120,299	—		1,120,299

Total assets	$411,765,718	$(6,922,222)		$404,843,496	$(303,303,778)		101,539,718
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$—	$—		$—	$—		$—
Income taxes payable	—	—		—	—
Accrued expenses	611,489	—		611,489	—		611,489
Accrued offering expenses	—	—		—	—		—
Due to HBTC LP	1,000	—		1,000	—		1,000
Deferred interest payable	957,068	(957,068)	6	—	—		—
Deferred underwriting fee		(10,267,778)	9
	14,490,000	(4,222,222)	3	—	—		—

Total liabilities	$16,059,557	$(15,447,068)		$612,489	—		$612,489
Stockholders’ equity:
Common Stock, subject to possible conversion of 12,419,999 shares	$117,590,055	$(117,590,055)	5	$—	$—		$—
Preferred stock, $0.0001 par value (5,000 authorized shares)
Common stock, $0.0001 par value (106,000,000 authorized shares)
Issued and outstanding shares of 51,750,000 shares (12,419,999 of which are subject to possible conversion)	5,175	(1,015)	5	4,160	(3,097)		1,063
Additional paid-in capital	274,697,319	117,591,070	5	402,556,167	(306,339,570)		99,255,486
		10,267,778	9		2,638,889	7
					400,000	8
Income accumulated during development stage	3,413,612	(1,742,932)		1,670,680	—		1,670,680
Total stockholders’ equity	278,116,106	126,114,901		404,231,007	(303,303,778)		100,927,229

Total liabilities and stockholders’ equity	$411,765,718	$(6,922,222)		$404,843,496	$(303,303,778)		$101,539,728

Notes to the Unaudited Pro Forma Condensed Financial Information
After Giving Effect to the Framework Transactions

1. Description of the Framework Transactions and Basis of Presentation

The Framework Transactions

On August 7, 2009, NRDC Acquisition and NRDC Capital Management entered into the Framework Agreement which, among other things, provides for the continuation of NRDC Acquisition’s business as a corporation that intends to elect to qualify to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2010. We are currently in discussions with NYSE Amex regarding the continued listing of our common stock as well as concurrently reviewing the merits of transferring listing to the NASDAQ Global Market following consummation of the Framework Transactions.

We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2009. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income taxes on our taxable income to the extent that we annually distribute all of our net taxable income to stockholders and maintains our intended qualification as a REIT.

Following the consummation of the Framework Transactions, we plan to continue our business as a REIT that expects to invest in, acquire, own, lease, reposition and manage a diverse portfolio of necessity-based retail properties, including, primarily, well located community and neighborhood shopping centers, anchored by national or regional supermarkets and drugstores. We may also acquire other retail properties, including power centers, regional malls, lifestyle centers and single-tenant retail locations, that are leased to national, regional and local tenants. We will target properties strategically situated in densely populated, middle and upper income markets in the eastern and western regions of the United States. In addition, we may supplement our direct purchases of retail properties with first mortgages or second mortgages, mezzanine loans, bridge or other loans or debt investments related to retail properties, which we refer to collectively as “real estate-related debt investments,” in each case provided that the underlying real estate meets our criteria for direct investment. Our primary focus with respect to real estate-related debt investments is to capitalize on the opportunity to acquire control positions that will enable us to obtain the asset should a default occur.

Our only assets following the completion of the Framework Transactions will be the funds released to us from our trust account upon completion of the Framework Transactions.

Following the consummation of the Framework Transactions, the holders of our common stock and warrants will continue to be holders of our common stock and warrants (subject to the amendments to the warrants contemplated by the Warrant Amendment Proposals, described in this proxy statement). The holders of our common stock and warrants will own the same proportion of our securities as their holdings in NRDC Acquisition immediately prior to the consummation of such transactions, except as (i) increased by (A) the cancellation of certain shares of our common stock that were acquired prior to our IPO by NRDC Capital Management and our independent directors, Michael J. Indiveri, Edward H. Meyer, Laura H. Pomerantz, Vincent S. Tese and Ronald W. Tysoe, (B) our purchases of IPO Shares from holders thereof who indicate their intention to vote against the Framework Transactions Sub-Proposal 1 and seek to exercise their conversion rights or who otherwise wish to sell their IPO Shares and (C) the conversion of IPO Shares the holders of which exercise conversion rights with respect to those shares, and (ii) decreased by the issuance of shares of common stock to our new directors upon consummation of the Framework Transactions and shares issued to our new executive officers in accordance with their employment agreements.

We are also seeking the approval from the holders of our warrants of proposals to amend the terms of our warrants, to provide that: (i) the exercise price of our warrants will be increased to $12.00 per share; (ii) the expiration date of the warrants will be extended from October 17, 2011 to October 23, 2014; (iii) a warrantholder’s ability to exercise warrants will be limited to ensure that such holder’s “Beneficial Ownership” or “Constructive Ownership,” each as defined in our charter, does not exceed the restrictions contained in our charter limiting the ownership of shares of our common stock; (iv) the price at which our common stock must trade before we are able to redeem the warrants we issued in our IPO will be increased from $14.25 to $18.75; and (v) the price at which our common stock must trade before we are able to redeem the warrants we issued to NRDC Capital Management prior to our IPO will be increased from $14.25 to (x) $22.00, as long as they are held by NRDC Capital Management or its members, members of its members’ immediate families or their controlled affiliates, or (y) $18.75. The approval of the Warrant Amendment Proposals (including each related sub-proposal) is a condition to the consummation of the transactions contemplated by the Framework Agreement. The warrant amendments will be effective immediately upon the consummation of the Framework Transactions.

Basis of Presentation

The unaudited pro forma condensed financial statements after giving effect to the Framework Transactions have been prepared based on our historical financial information. Certain disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted as permitted by SEC rules and regulations.

These unaudited pro forma condensed financial statements after giving effect to the Framework Transactions are not necessarily indicative of the results of operations that would have been achieved had the closing of the Framework Transactions actually taken place at the dates indicated and do not purport to be indicative of future financial position or operating results.

These unaudited pro forma condensed financial statements after giving effect to the Framework Transactions also do not reflect the payment of the Special Distribution described in the proxy statement.

2. Pro Forma Adjustments and Assumptions

A)

Represents only the portion of NRDC Acquisition’s general and administrative expenses for which binding contractual commitments are expected to be in place upon consummation of the Framework Transactions.

B)

Reflects 25,000 shares of our common stock held by each of Michael J. Indiveri, Edward H. Meyer, Laura H. Pomerantz, Vincent S. Tese and Ronald W. Tysoe and three new directors who have not been identified (assumes a board of directors that consists of 13 members) valued at $10 per share.

C)	Reflects estimated recurring annual direct operating expenses we will incur as a public company, including audit, insurance, legal, consulting, printer and exchange fees.
D)

Reflects the cancellation of 10,125,000 shares by NRDC Capital and the forfeiture of an aggregate of 225,000 owned by Michael J. Indiveri, Edward H. Meyer, Laura H. Pomerantz, Vincent S. Tese and Ronald W. Tysoe, and the grant of an aggregate 200,000 shares to Michael J. Indiveri, Edward H. Meyer, Laura H. Pomerantz, Vincent S. Tese and Ronald W. Tysoe and three new directors who have not been identified (assuming a board of directors that consists of 13 members).

E)

Reflects the elimination of federal income tax as NRDC Acquisition will elect to be treated as a REIT and therefore will not be subject to federal income tax. However, NRDC Acquisition will not make elect to qualify to be taxed as a REIT prior to the fiscal year ending December 31, 2010.

F)

Assumes 30,974,992 IPO Shares were either converted into their pro rata shares of the funds in our trust account or purchased pursuant to forward purchase contracts we entered into with the holders thereof. We have also assumed that no warrants will be exercised immediately following the consummation of the Framework Transactions because the expected fair value per share of our common stock will be below the amended strike price of the warrants and the warrants would also be anti dilutive.

G)	Reflects $2,700,000 of legal, financial advisory and accounting and other transaction expenses at the maximum transaction size.
H)	Reflects gross up of interest income on the funds in the trust account.
I)

Calculated as the difference between $2,300,000 of legal, financial advisory and accounting and other transaction expenses at the minimum transaction size $2,700,000 of legal, financial advisory and accounting and other transaction expenses at the maximum transaction size.

J)

Reflects the difference between NRDC Acquisition’s general and administrative expenses for which binding contractual commitments are expected to be in place upon consummation of the Framework Transactions at the minimum transaction size and the maximum transaction size.
1)

Reflects the release of cash and cash equivalent investments held in our trust account that will be available for transaction consideration, transaction costs, share repurchase and operating activities following the consummation of the Framework Transactions.

2)	Represents the transfer of cash held in the trust account for payment of deferred underwriting fees.
3)	Represents the deferred underwriting fees at the maximum transaction size of $4,222,222.
4)

Represents the payment of the legal and financial advisory fees and accounting and other expenses totaling $2.7 million related to transaction costs incurred and payable upon the closing of Framework Transactions.

5)	Reflects the cancellation of the Founders’ Shares.
6)	Reflects the elimination of the accrued interest payable on the portion of the investments held in trust account allocable to the shares that are subject to conversion.
7)	Represents the difference between the deferred underwriting fees of $4,222,222 at the maximum transaction size and of $1,583,333 at the minimum transaction size.
8)

Represents the difference between $2.7 million of legal and financial advisory fees and accounting and other expenses related to transaction costs at the maximum transaction size and $2.3 million of legal and financial advisory fees and accounting and other expenses related to transaction costs at the minimum transaction size.

9)	Represents the difference between the $14.5 million of deferred underwriting fees set aside and the reduced deferred underwriting fees payable following completion of the Framework Transactions.

Exhibit B

CHANGED PAGES FROM PROXY STATEMENT

SUMMARY

The following summary highlights selected information from this proxy statement. It does not contain all of the information that you should consider before deciding how to vote on any of the proposals described herein. You should read carefully the entire proxy statement, including the information set forth under “Risk Factors” in this proxy statement, and the other documents to which we have referred you.

Background

In the prospectus included in the registration statement for our IPO, we undertook to consummate an initial “Business Combination” in which we would acquire one or more assets or control of one or more operating businesses, through a merger, capital stock exchange, stock purchase, asset acquisition or other similar business combination having, collectively, a fair market value of at least 80% of the amount in our trust account (as determined in accordance with the requirements of our charter) at the time of the “Business Combination” by October 23, 2009 or liquidate. These requirements were set forth in our charter. In the proposed transactions set forth in the Framework Agreement, dated as of August 7, 2009 between us and NRDC Capital Management, we are not acquiring one or more assets or control of one or more operating businesses. Rather, the Framework Agreement, among other things, sets forth the steps to be taken by us to continue our business as a corporation that will elect to qualify to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2010. See the section entitled “The Framework Agreement.” In addition, we stated in our IPO prospectus that in connection with seeking stockholder approval of an initial business combination, we would furnish our stockholders with proxy materials that would include audited historical financial statements of the target business. Because we have not yet identified specific real properties for purchase, we are not including in this proxy statement audited financial statements relating to any of our target assets. Accordingly, the proposed transactions contemplated by the Framework Agreement do not satisfy the above requirements as originally contemplated by our IPO prospectus. However, we considered and analyzed numerous companies and acquisition opportunities in our search for an attractive business combination candidate, none of which were believed to be as attractive to our public stockholders as continuing our business as a corporation that will elect to qualify as a REIT, commencing with our taxable year ending December 31, 2010, the steps of which are set forth in the Framework Agreement.

Proposals to be Considered at the Special Meetingsof NRDC Acquisition’s Stockholders

We are proposing to amend the terms of our charter to provide that the consummation of substantially all of the transactions contemplated by the Framework Agreement will also constitute a “Business Combination” under Article Sixth of our charter (the “Initial Charter Proposal”). See the section entitled “The Initial Charter Proposal.”

If the Initial Charter Proposal is approved, our stockholders will be asked to (i) approve the transactions contemplated by the Framework Agreement (the “Framework Transactions Sub-Proposal 1”) and (ii) amend our charter to provide for our perpetual existence (the “Framework Transactions Sub- Proposal 2” and, together with the Framework Transactions Sub-Proposal 1, the “Framework Transactions Proposals”). See the section entitled “The Framework Transactions Proposals.”

In addition to voting on the Initial Charter Proposal and the Framework Transactions Proposals, our stockholders will vote on proposals to approve amendments to our charter which (i) eliminate certain provisions applicable only to special purpose acquisition corporations, (ii) add various provisions relating to our intention to elect to qualify to be taxed as a REIT commencing with our taxable year ending December 31, 2010 and (iii) revise certain other provisions in anticipation of our existence as an operating company, consisting of the following sub-proposals (the “Secondary Charter Proposals”):

 person. NRDC Acquisition and our directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means, including email and facsimile. We will pay Morrow & Co., LLC a fee of $37,500 plus disbursements to assist in the proxy solicitation process. Such payments will be made from non-trust account funds. We will reimburse banks, brokers and other institutions, nominees and fiduciaries for their reasonable expenses in forwarding its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. See the section entitled “The Special Meetings of NRDC Acquisition’s Stockholders and Warrantholders—Proxy Solicitation Costs.”

Q:	Who can help answer my questions?
A:	If you have questions about the transactions contemplated by the Framework Agreement or if you need additional copies of the proxy statement or the enclosed proxy card you should contact:

NRDC Acquisition Corp.
3 Manhattanville Road
Purchase, NY 10577
Attention: Joseph Roos
Telephone: (919) 272-8066

or

Morrow & Co., LLC
470 West Avenue
Stamford, CT 06902
Stockholders call toll free: (800) 607-0088
Banks and brokers call toll free: (800) 662-5200

To obtain timely delivery, NRDC Acquisition’s stockholders and warrantholders must request the materials no later than October 12, 2009.

You may also obtain additional information about NRDC Acquisition from documents filed with the Securities and Exchange Commission (“SEC”) by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to affirmatively vote against the Framework Transactions Sub-Proposal 1 and seek conversion of your IPO Shares, your bank or broker must, at least one business day prior to the vote at the special meeting of stockholders, electronically transfer your IPO Shares to the Depositary Trust Company account of Continental Stock Transfer & Trust Company, our stock transfer agent, and provide Continental Stock Transfer & Trust Company with the necessary stock powers, written instructions that you want to convert your shares and a written certificate addressed to Continental Stock Transfer & Trust Company stating that you were the owner of such shares as of the record date, you have owned such shares since the record date and you will continue to own such s hares through the closing of the transactions contemplated by the Framework Agreement. If you have questions regarding the certification of your position or delivery of your stock, please contact your broker and request delivery of your shares through the DWAC System or contact:

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
Telephone: (212) 845-3287
Facsimile: (212) 616-7616
Attention: Mark Zimkind

REIT asset and the interest generated by such a loan as qualifying income for purposes of the REIT income tests, and if such a challenge were sustained, we could fail to qualify as a REIT.

There may be uncertainties relating to the estimate of our Special Distribution, which could result in our failing to qualify as a REIT.

In order to qualify as a REIT for our taxable year ending December 31, 2010, we will be required to distribute to our stockholders all of our accumulated non-REIT tax earnings and profits, or E&P, prior to the end of such taxable year. Failure to make the Special Distribution before December 31, 2010 would result in our disqualification as a REIT. The determination of the amount to be distributed in the Special Distribution is a complex factual and legal determination. We may have less than complete information at the time we undertake our analysis or may interpret the applicable law differently than the IRS. We currently believe and intend that our Special Distribution will equal the amount required to be distributed in order to satisfy the requirements relating to the distribution of E&P. There are, however, uncertainties relating to the determination of our Special Distribution, including the possibility that the IRS could successfully assert that our taxable income should be increased, which would increase our E&P. Thus, we might fail to satisfy the requirement that we distribute all of our E&P by the close of our first taxable year as a REIT. Moreover, although there are procedures available to cure a failure to distribute all of our E&P, we cannot now determine whether we will be able to take advantage of them or the economic impact on us of doing them.

We could have potential deferred tax liabilities, which could delay or impede future sales of certain of our properties.

Under the Treasury Regulations, if, during the ten-year period beginning on the first day of the first taxable year for which we qualify as a REIT, which is expected to be January 1, 2010, we recognize gain on the disposition of any property that we held as of that date, then, to the extent of the excess of (i) the fair market value of such property as of that date over (ii) our adjusted income tax basis in such property as of that date, we will be required to pay a corporate level U.S. federal income tax on this gain at the highest regular corporate tax rate. Depending on the timing of our investments and the amount of any appreciation of such investments prior to January 1, 2010, there can be no assurance that a disposition triggering such gain will not occur and, if applicable, these Treasury Regulations could limit, delay or impede sales of our properties acquired prior to January 1, 2010.

Your investment has various tax risks.

Although the provisions of the Code generally relevant to an investment in our shares of common stock are described in “U.S. Federal Income Tax Considerations,” we urge you to consult your tax advisor concerning the effects of U.S. federal, state, local and foreign tax laws to you with regard to an investment in our shares of common stock.

Risk Related to the Transactions Contemplated by the Framework Agreement and Our Securities Following the Transactions Contemplated by the Framework Agreement

The Framework Transactions do not involve the acquisition by us of one or more operating businesses or assets and we are not furnishing audited historical financial statements of any target assets or business which has the effect of increasing the uncertainty, and thus the risk, of owning shares of our common stock.

The Framework Transactions do not involve the acquisition by us of one or more operating businesses or assets through a merger, capital stock exchange, stock purchase, asset acquisition or other similar business combination. In addition, we stated in our IPO prospectus that in connection with seeking stockholder approval of an initial business combination, we would furnish our stockholders with proxy materials that would include audited historical financial statements of the target business. Because we have not yet identified specific real properties for purchase, we are not including in this proxy statement audited financial statements relating to any of our target assets. As a result, you will not be able to evaluate the financial condition of any assets or operating businesses based on audited financial information prior to making your voting decision on any of the proposals set forth in this proxy statement. In addition, we have not yet identified any specific real estate investments for our proposed business following the completion of the Framework Transactions and, therefore, you will be unable to evaluate the allocation of the funds in our trust account or the economic merits of our investments prior to making a voting decision on any of the proposals set forth in this proxy statement. In addition, we may use the funds from our trust account to make investments with which you may not agree. These factors will increase the uncertainty, and thus the risk, of owning shares of our common stock. The failure of our management to apply the funds in our trust account to effectively or find suitable investments in a timely manner or on acceptable terms could result in returns that are substantially below expectations or result in losses, which could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

If we are unable to effect a business combination and are forced to liquidate, our warrants will expire worthless.

If we do not complete an initial “Business Combination” (as then defined in our charter) by October 23, 2009, our charter provides that our corporate existence will automatically terminate and we will distribute to all holders of shares of our common stock, in proportion to the number of shares of our common stock held by them, an aggregate sum equal to the amount in the trust account, inclusive of any interest, plus any remaining net assets. In such event, there will be no distribution with respect to our outstanding warrants. Accordingly, the warrants will expire worthless.

NRDC Capital Management and each of our executive officers are liable to ensure that proceeds of the trust account are not reduced by vendor claims in the event the transactions contemplated by the Framework Agreement are not consummated. Such liability may have influenced their decision to approve such transactions.

If we liquidate the trust account, NRDC Capital Management and each of our executive officers has agreed that they will be personally liable on a joint and several basis to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us. Neither we nor NRDC Capital Management or any of our executive officers has any reason to believe that NRDC Capital Management or any of our executive officers will not be able to fulfill their indemnity obligations to us if required to do so.

Additionally, if we are required to be liquidated and there are no funds remaining to pay the costs associated with the implementation and completion of such liquidation, NRDC Capital Management has agreed to advance us the funds necessary to pay such costs and complete such liquidation (currently anticipated to be between $15,000 and $25,000) and not to seek repayment for such expenses. If we consummate the transactions contemplated by the Framework Agreement, NRDC Capital Management or any of our executive officers will no longer be responsible for such expenses.

These personal obligations may have influenced our executive officers’ decision to approve the transactions contemplated by the Framework Agreement. In considering the recommendations of our board of directors to vote for the proposals, you should consider these interests.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them.

Our charter provides that we will continue in existence only until October 23, 2009. If we have not completed a “Business Combination” by such date and amended this provision in connection thereto, pursuant to the Delaware General Corporation Law (“DGCL”), our corporate existence will cease except for the purposes of winding up our affairs and liquidating. Under Sections 280 through 282 of the DGCL, stockholders may be held liable for claims by third parties against a corporation

•

You Can Attend the Special Meetings and Vote in Person. We will give you a ballot when you arrive. However, if your shares or warrants are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares or warrants.

Revoking Your Proxy

If you provide a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify Robert Baker, our secretary, in writing before the special meetings that you have revoked your proxy; or

•	you may attend the special meetings, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares or Warrants

If you have any questions about how to vote or direct a vote in respect of your shares of our common stock or warrants, you may call Morrow & Co., LLC, our proxy solicitor, toll-free at (800) 607-0088, or our employee Joseph Roos at (914) 272-8066.

Proxy Solicitation Costs

NRDC Acquisition is soliciting proxies on behalf of our board of directors. All solicitation costs will be paid by us. This solicitation is being made by mail but also may be made by telephone or in person. We and our directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means, including email and facsimile.

We have hired Morrow & Co., LLC to assist in the proxy solicitation process. We will pay that firm a fee of $37,500, including disbursements.

We will ask banks, brokers and other institutions, nominees and fiduciaries to forward our proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. We will reimburse them for their reasonable expenses.

Voting Commitments; Securities of the Founder Stockholders

As of September 24, 2009, the record date for the special meetings, the Founder Stockholders owned and were entitled to vote 10,350,000 Founders’ Shares. We and BofA entered into agreements with each of the Founder Stockholders pursuant to which each Founder Stockholder agreed to vote all of his, her or its:

•	Founders’ Shares in accordance with the majority of the votes cast by IPO Shares with respect to the Framework Transactions Sub-Proposal 1;

•	shares of our common stock (Founders’ Shares and IPO Shares) in favor of the Framework Transactions Sub-Proposal 2; and

•

IPO Shares in favor of the Framework Transactions Sub-Proposal 1. As a result, a Founder Stockholder who acquires shares in the secondary market must vote those shares in favor of the Framework Transactions Sub-Proposal 1 with respect to those shares, and will therefore not be eligible to exercise conversion rights for those shares if the Framework Transactions Sub-Proposal 1 is approved as required by our charter.

The Founder Stockholders have informed us that they intend to vote all their shares and warrants in favor of all the other proposals (including all related sub-proposals) that will be presented at the special meetings of our stockholders and warrantholders.

THE INITIAL CHARTER PROPOSAL

General

We are proposing to amend our charter to revise the definition of a “Business Combination.” If the Initial Charter Proposal is approved by our stockholders, the definition of “Business Combination” will be amended to also include the consummation of substantially all of the transactions contemplated by the Framework Agreement.

Reasons for the Initial Charter Proposal; Effects

In the prospectus included in the registration statement for our IPO, we undertook to consummate an initial “Business Combination” (as defined in our current charter) in which we would acquire one or more assets or control of one or more operating businesses, through a merger, capital stock exchange, stock purchase, asset acquisition or other similar business combination having, collectively, a fair market value of at least 80% of the amount in our trust account (as determined in accordance with the requirements of our charter) at the time of such acquisition by October 23, 2009 or liquidate. These requirements were set forth in our charter. In the transactions set forth in the Framework Agreement, we are not acquiring one or more assets or control of one or more operating businesses. Instead, the Framework Agreement sets forth the steps we will take to continue our business as a corporation that will qualify as a REIT, commencing with our taxable year ending December 31, 2010. In addition, we stated in our IPO prospectus that in connection with seeking stockholder approval of an initial business combination, we would furnish our stockholders with proxy materials that would include audited historical financial statements of the target business. Because we have not yet identified specific real properties for purchase, we are not including in this proxy statement audited financial statements relating to any of our target assets. Accordingly, the proposed transactions contemplated by the Framework Agreement do not satisfy the above requirements as originally contemplated by our IPO prospectus. However, we considered and analyzed numerous companies and acquisition opportunities in our search for an attractive business combination candidate, none of which were believed to be as attractive to public stockholders as continuing our business as a corporation that will elect to qualify as a REIT, commencing with our taxable year ending December 31, 2010.

Our current charter requires that we can only complete a business combination involving an acquisition of real property assets or one or more operating businesses if the fair market value of such assets or business is at least equal to 80% of the balance in the trust account (less the deferred underwriting discounts and commissions and taxes payable) at the time of such combination. The fair market value of such assets or business will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings, cash flow and book value. Our current charter provides that if our board of directors is not able to independently determine that the target assets or business has a sufficient fair market value to meet the threshold criterion, we would have to obtain an opinion from an unaffiliated, independent investment banking firm which is a member of the Financial Industry Regulatory Authority (FINRA) with respect to the fair market value of the target business. We do not believe that such circumstances under which our charter requires us to obtain a fairness opinion are applicable to the transactions contemplated by the Framework Agreement. We also stated in our IPO prospectus, because we had agreed to do so in the underwriting agreement we entered into with the underwriters in our IPO, that we would obtain a fairness opinion if one of our executive officers, directors or existing stockholders is affiliated with the target business. We have since amended the underwriting agreement to remove this provision. The absence of the acquisition of an existing business or assets also precluded the use of customary analyses on which fairness opinions are typically based.

In considering the Initial Charter Proposal, our board of directors came to the conclusion that the potential benefits to NRDC Acquisition and our stockholders of the transactions contemplated by the Framework Agreement outweighed the possibility of any liability described below as a result of the Initial Charter Proposal being approved. The ownership percentage of our stockholders who do not exercise their conversion rights will increase as a result of the cancellation of certain of the discussions with the management of the target, as well as internally generated estimates of recovery on assets, and the potential degradation of the book value of the target. As the result of this due diligence, we concluded that the deteriorating value of the legacy assets of the target had a high probability of reducing the book value of the target further than initially estimated. Moreover, our research on the capital markets environment and public shareholder sentiment for the acquisition of banks or existing legacy bank assets revealed that any acquisition of the target at a price acceptable to the seller would have a low probability of succeeding in the market. We retracted our offer in January 2009.

In December 2008, a global investment bank and a smaller sector specific investment bank, both advisors to us, introduced a publicly traded REIT to us. The target was seeking to recapitalize through merger as it was facing a maturity of a portion of its debt. We entered into a confidentiality agreement with the target, engaged the introducing investment bankers as our buy-side representatives and began to analyze specific confidential information about the target. In January 2009, we submitted a non-binding term sheet proposal to the target to purchase all of its capital stock for our stock. We held several meetings with management and performed extensive due diligence on the target. With the advice of its bankers, we designed a recapitalized business plan for the target, which would include the ability of the target to avail itself of our capital to reduce debt and purchase new properties in a dislocated real estate market. We had several follow-on discussions with the management of the target and made a formal presentation to the board of the target in late March 2009. The board of the target, advised by its own investment bank, rejected the proposal and instead decided to seek liquidity through other means. The target remains unsold, though it has extended the maturity of some of its debt.

In January 2009, we began to investigate the concept of becoming a bank, REIT or mortgage REIT by ourselves in a transaction that would not comply with the definition of “Business Combination” set forth in our charter and described in our IPO prospectus, because as asset prices in these sectors continued to decline, research evidenced that a new company without the encumbrance of legacy assets could be more attractive to the market. That month, we signed a confidentiality agreement with a publicly traded loan servicing company to investigate the transfer of assets to us for cash and stock. Beginning in February 2009, several non-binding proposals were exchanged and discussed between us and the target, including the creation of a new loan servicing company that would also purchase loans and real estate securities from banks and other institutions that desired to sell them. No final agreement was ever reached, however, and we ceased negotiations in May 2009 because the parties could not agree on the economic terms of a transaction.

In February 2009, while in the middle of working on the immediately preceding prospective transaction, a sector specific investment bank introduced us to a team of mortgage REIT portfolio managers who were seeking capital and looking for a publicly traded platform. We signed a confidentiality agreement and began to review the performance history of the team and the mortgage asset class they managed. Several proposals were exchanged between us and the portfolio management team, as we, with the help of our financial advisors from the sector specific investment bank, sought to design a structure that would be priced competitively when compared to other publicly traded platforms that traded similar mortgages. However, a capital markets study revealed that, at the time, the other publicly traded competitors in that sector were trading at price levels that would have made it difficult to accommodate the desired economics of the portfolio management team and still be attractive to our stockholders. Negotiations ceased in April 2009.

In March 2009, a global investment bank introduced us to a very large, private multi-regional bank that was seeking capital or other strategic alternatives. The investment bank proposed a creative solution in which we would purchase a controlling portion of the target and become a bank holding company. We entered into a confidentiality agreement with the target in April 2009, and began to receive and review detailed information of the company, including its financial performance versus that of its competitors in various markets, its diversified businesses and product offerings, and its legacy loan portfolio. With the help of our financial advisors from the global investment bank, we designed a structure that would protect our stockholders from further deterioration in the book value of the target, while affording the target’s stockholders the opportunity to participate in the performance of the target going forward. We submitted a non-binding term sheet that involved us